November 24, 2025

Elizabeth Boland
Chief Financial Officer
Bright Horizons Family Solutions Inc.
2 Wells Avenue
Newton , Massachusetts 02459

       Re: Bright Horizons Family Solutions Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-35780
Dear Elizabeth Boland:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services